EXHIBIT 12

CROWN HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES

	Twelve months ended	Twelve months ended
	12/31/2012	12/31/2011
Computation of Earnings:

Income before income taxes, minority interests and equity earnings	$636	$587

Adjustments to income

Add: Distributed income from less than 50% owned companies	1	4

Add: Fixed charges as presented below	256	251

Subtract: Interest capitalized	9	1

Add: Amortization of interest previously capitalized	—	—

Earnings	$902	$843

Computation of fixed charges:

Interest incurred	$214	$222

Interest capitalized	9	1

Amortization of debt related costs	12	10

Portion of rental expense representative of interest (1)	21	18

Total fixed charges	$256	$251

Ratio of earnings to fixed charges	3.5	3.4

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.